UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai,

Hong Kong, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

This report of foreign private issuer on Form 6-K is being filed to clarify the home country rule exemption disclosure to be included in the next Form 20-F of Dragon Victory International Limited, an exempted company incorporated and existing under the laws of the Cayman Islands (the “Company”), for the fiscal year ended March 31, 2022 to specifically reference Nasdaq Capital Market Listing Rule 5635.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, the Board of Directors of the Company has elected to follow the Company’s home country rules and be exempt from the requirements to obtain shareholder approval for (i) the issuance of securities when the issuance or potential issuance will result in a change of control of the Company under Nasdaq Listing Rule 5635(b), (ii) the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement is made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants under Nasdaq Listing Rule 5635(c), and (iii) the issuance of 20% or more of its outstanding ordinary shares under Nasdaq Listing Rule 5635(d).

Other than those described above, there are no significant differences between the Company’s corporate governance practices and those followed by U.S. domestic companies under Nasdaq Capital Market corporate governance listing standards.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: June 29, 2022